                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 8TH FISCAL YEAR. NOTICE TO SHAREHOLDERS DATED DECEMBER 4, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: December 4, 2003

                              [English Translation]

(Note: This English translation of the "Notice of Convocation of the Ordinary General Meeting of Shareholders for the 8th Fiscal Year" (the original document is written in the Japanese language) is provided solely for the convenience of overseas shareholders. This English translation may differ from the original Japanese document. In the case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.

                                   SAFE HARBOR

This notice contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including the statements below that "the company will continue to aim to achieve positive results by further improving its financial conditions through cost reductions and operational improvements, strengthening marketing and providing services to address customer needs" and that the Company "will aim to promote an efficient group management and share strategies among other companies in the [Hikari Tsushin] group." To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.)

December 4, 2003

December 4, 2003
To Shareholders:

                          Notice of Convocation of the
        Ordinary General Meeting of Shareholders for the 8th Fiscal Year

Dear Sirs:

     You are hereby notified that the Ordinary General Meeting of Shareholders of the Company for the 8th fiscal year will be held as stated below and you are respectfully requested to attend the meeting.

     You are hereby also requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy below, to indicate on the Proxy Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing thereto your seal.

                                           Yours faithfully,
                                           16-15, Minami Ikebukuro1-chome,
                                           Toshima-ku, Tokyo
                                           Crayfish Co., Ltd.
                                           By: Kazuhiko Muraki
                                           Representative Director and President

                                   Particulars

1.   Date and Time: 10:00 a.m. on December 19, 2003 (Friday)

2. Place: "Hikari" Room Hotel Metropolitan, 6-1 Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo

     (Note: This location is different from that where previous Ordinary General Meeting of Shareholders was held)

3.   Purposes of the Meeting:

     Matters to be reported:

          Matters concerning Report of Business Report, Balance Sheet and Income Statement for the 8th fiscal year (from October 1, 2002 to
          September 30, 2003)

     Matters to be resolved:

     First Item:

       Matter concerning Approval for Appropriation of Earnings for the 8th fiscal year (from October 1, 2002 to September 30, 2003)

     Second Item:

        Matter concerning change in a part of Articles of Incorporation

        Detail of the Item is stated in Reference Document concerning Solicitation for Exercise of Voting Right by Proxy (Page 18).

     Third Item:

        Matter concerning Election of Four (4) Directors

     Forth Item:

        Matter concerning Election of Four (4) Corporate Auditors

     Fifth Item:

        Matter concerning revision of board members' compensation

You are hereby requested that when you attend the meeting in person, please submit the enclosed Proxy Form to the receptionist at the place of the meeting.

Business Report (8th fiscal year)

(From October 1, 2002 to September 30, 2003)

I. Outline of Business

1.   Progress and Results of Business Operations and Issues for the Future

(1)  Review of overall business operations:

          The Japanese government has continued to implement various economic recovery plans and signs of economic recovery, such as increases in investment and stock prices, have begun to emerge. Nevertheless, many economic indicators, such as consumption, are still lackluster.

          While the Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

          The Company has aimed to increase profits by stabilizing revenues from its core hosting business "DESKWING" and by strengthening new businesses. Since November 2002, the Company has aimed to decrease "DESKWING" subscribers cancellations and to stabilize profits by introducing several service plans that offer subscribers different subscription prices, and by introducing a special discount plan for subscribers who use the service over an extended period. From June to September 2003, the monthly subscription cancellation rate stabilized near 2 percent, down from 5 percent at the beginning of this fiscal year. The Company will continue to aim to stabilize income by increasing customer satisfaction and by reducing the subscriber cancellation rate.

          The Company began to design and sell software in February 2003, began its Internet advertising business in March 2003, and began its hardware sales business in September 2003. The Company attempts to effectively market these businesses to Japanese SMEs by receiving sales support from Hikari Tsushin, Inc.'s affiliated group companies.

          The Company reached a settlement agreement with the plaintiffs in its U.S. class action lawsuit. On June 6, 2003 (U.S. time), the Company entered into an agreement with the plaintiffs to settle all pending class actions for US$9,000,000. Out of US$9,000,000, US$6,625,000 is to be paid by the
     Company. The company has accounted for this payment in the current period as an extraordinary loss of JPY 782 million.

          In the current period, the Company distributed a special dividend in connection with a capital reduction. After having considering factors including present business conditions, present and future expected size of its business, operational efficiencies, and after having included a "safety" margin, the Company concluded that it had an excessive amount of funds in comparison with the size of its business. Accordingly, the Company proposed to its shareholders that it distribute a special dividend in connection with a reduction of paid-in capital and additional paid-in capital of JPY14,375 million in September 9, 2003, an amount that the Company believed did not impact its ability to continue its business.

          Although the Company has realized profits from its new businesses, revenue in the current period declined to JPY1,768 million yen, down 39.8% from JPY2,939 million in FY2002 ("prior period) due mainly to a decline in the number of its DESKWING subscribers.

          Selling, general and administrative ("SG&A") expense was JPY507 million in the current period, down 36.8% from JPY803 million in the prior period. The decrease in SG&A reflected a reduction in personnel expense in relation to outsourcing, a reduction in research and development expense, and depreciation in connection with sales of assets. Because revenue from new business and the reduction in SG&A expense was not large enough to offset a decline in revenue from DESKWING, operating income in the current period was JPY611 million, down 59.4% from JPY1,505 million in the prior period.

          Ordinary income was JPY594 million in the current period, down 58.9% from JPY1,445 million in the prior period. Net loss in the current period was JPY232 million due to the payment by the Company of JPY782 million, accounted for as an extraordinary loss, in connection with the settlement of its U.S. class action lawsuit, as otherwise discussed herein.

     (2)  Future Issues

          The Company will continue to aim to stabilize profits in its core business by reducing DESKWING subscriber cancellations and by enhancing DESKWING customer satisfaction.

          For New business, such as Software Business, Internet Advertising Space Business, and Hardware Business, the Company will aim to increase the profit by utilizing the synergy effect with Hikari Tsushin (the Company's parent company) and its affiliates.

          The Company will aim to make positive income by balancing the existing business and new businesses.

2.   Review of Capital Expenditures

          Capital expenditures by the Company during the 8th fiscal year totaled 4 million yen. The main increase in investment in building facilities included in capital expenditures consists of investment in works for interior finishing in connection with relocation of the head office, which amounted to 2 million yen.

          The main component of the increased investment in furniture and fixtures consists of the purchase of personal computer and operational equipments, which amounts 2 million yen.

          However, by depreciation and by improving efficiency by sale and retirement of unused assets, investment in furniture and fixtures decreased by 152 million yen during the period.

3.   Review of Financing

          The Company appropriated its own funds for capital investment and other necessary payment for 8th fiscal year.

4.   Development of Operating Results and Assets


                                   5th FY               6th FY               7th FY                8th FY
                               From October 1,      From October 1,      From October 1,       From October 1,
                                    1999                 2000                 2001                  2002
                              to September 30,     to September 30,     to September 30,      to September 30,
                                    2000                 2001                 2002                  2003
                              ----------------     ----------------     ----------------      ----------------
      Net sales
  (in thousand yen)               6,822,669            5,337,048            2,939,808             1,768,165
                              ----------------     ----------------     ----------------      ----------------
  Ordinary income or
         loss
  (in thousand yen)              -1,943,574           -2,094,256            1,445,845               594,778
                              ----------------     ----------------     ----------------      ----------------
  Net income or loss
  (in thousand yen)              -1,954,432           -9,729,943            1,337,929              -232,113
                              ----------------     ----------------     ----------------      ----------------
  Net income or loss
      per share
       (in yen)                 -208,963.14          -953,355.25           130,478.79            -22,612.17
                              ----------------     ----------------     ----------------      ----------------
     Total assets
  (in thousand yen)              25,563,597           15,624,971           16,934,376             3,129,038
                              ----------------     ----------------     ----------------      ----------------
      Net assets
  (in thousand yen)              25,117,492           15,400,736           16,740,916             2,137,602
                              ----------------     ----------------     ----------------      ----------------
      Net assets
      per share
       (in yen)                2,465,883.85         1,502,657.50         1,632,623.01            208,180.98
                              ----------------     ----------------     ----------------      ----------------


Note:

1. "Net loss," "Net loss per share," and others are stated based on the revision of enforcement of Japanese commercial law. (Ministry of Justice statute No.22 in March 22, 2002, latest revised at Ministry of Justice statute No.68 in September 22, 2003)

2. Net income or loss per share is calculated based on the total average number of shares in issue during the relevant year and net asset value per share is calculated on the basis of the total number of shares in issue as at the end of the relevant year.

3. The fifth fiscal year reported a sales of 6,822,669 thousand yen (up 499.6% over the previous year) helped by DESKWING's achieving a leading share in the e-mail and WEB hosting markets. Like the previous year, however, the fifth fiscal year also reported an increase in net loss due to an active development and prior investment, which was made in order to maintain and expand DESKWING's market share. In addition, due to the Company's listing on both Tokyo Stock Exchange MOTHERS market and NASDAQ National Market in March 2000, total assets and net assets were increased tremendously in comparison to the previous year, reflecting the capital increase of 22,937,817 thousand yen.

4. The sixth fiscal year reported a sales of 5,337,048 thousand yen (down 21.8 % comparing to the previous year) mainly attributable to a decline in a number of DESKWING customers and long-term discount campaign. Although the Company announced "Business Revival Plan" and obtained positive outcomes by earnestly implementing the reduction of costs, the Company had ordinary loss of 2,094,256 thousand yen mainly due to the increase in prior period's employment costs, commission fees and the expansion of the office space. The Company had an extraordinary loss of 7,631,886 thousand yen mainly due to the cancellation of lease and various contracts and the implementation of restructuring, such as sale of and removal of the surplus assets. As a result of aforementioned factors, the Company had net loss of 9,729,943 thousand yen. The entire deficit recorded in the statutory book was eliminated by using 12,071,575 thousand yen of additional paid-in capital and 180 thousand yen of legal reserve, pursuant to the resolution of the ordinary general meeting of shareholders held on December 20, 2001.

5. The seventh fiscal year recorded sales of 2,939,808 thousand yen (down 44.9% comparing to the previous year) mainly attributable to decrease in number of subscriber in DESKWING. However The company accounted net income for the first time since the IPO by the result of large decrease in cost of good sold and sales and general administration fee due to the restructuring in sixth fiscal year.

6. The review of the eighth (this) fiscal year is previously discussed in "1. Progress and Results of Business Operations and Issues for the Future".

II. Overview (as of September 30, 2003)

1.   Main business lines:

          The Company's main business DESKWING is a hosting business in which the Company leases a part of the capacity of servers and thereby undertakes maintaining and administering servers, which are expensive and difficult for small and medium-sized enterprises ("SME's") to maintain and administer. A customer of DESKWING service does not need to buy an expensive server, to perform installation work, or to hire a technical person to maintain and administer a server. As a result, the customer is able to use at low cost the high quality internet services, including email, with an original domain extension and an original web site. Our target customers are SME's in Japan. The Company contributes to promotion of IT and efficiency in the customers' business through responding to SME's various needs for IT and offering high quality products and services.

2.   Principal Office:

     Head Office: 16-15, Minami Ikebukuro 1-chome, Toshima-ku, Tokyo

3.   Information of Shares:

     (1) Total number of shares authorized to be issued by the Company: 40,996 shares

     (2) Total number of shares outstanding: 10,268 shares (an increase of 10 shares comparing to the previous year)

Increase in the number of shares issued during the fiscal year:


   Classification                                          Number of shares issued
   ------------------------------------------------------ ---------------------------
   Capital increase through exercise of stock option                       10 shares
   ------------------------------------------------------ ---------------------------


     (3)  Number of shareholders: 389 (a increase of 178 from the previous year)

     (4)  Major shareholders (Top seven holders)


                                                                                Investment by the Company
                                             Investment in the Company            in major shareholder
                                           -----------------------------        --------------------------
   Name of Shareholder                     Shareholdings          Ratio         Shareholdings        Ratio
   ------------------------------          -------------         -------        -------------        -----
   Hikari Tsushin, Inc.                    8,369 shares           81.5%         --Shares              --%
   Hikari Tsushin Partners, L.P.
     General Partner Hikari Tsushin                 600             5.8               --               --
   Capital, Inc.
   Hero and Company                                 404             3.9               --               --
   Mizuho Capital Co., Limited                       66             0.6               --               --
   Calltoweb., Inc.                                  42             0.4               --               --
   Wachovia Security LLC New York
     custodian account                               30             0.2               --               --
   Matsui Securities Co., Ltd.                       26             0.2               --               --


     Note: The shares which are deposited for issuance of American depositary receipts ("ADR") are registered in the name of Hero and Company in the shareholders' register. Pursuant to the resolution at the Board of Directors meeting held on October 25, 2000, the ratio of ADS and the par value share of common stock of the Company was changed from "1 ADS=0.0002 share" to "1ADS=0.002 share" effective as of November 21, 2000.

     (5)  Purchase, hold, disposal, and etc. of treasury stock Not Applicable.

     (6)  The subscription right

          1    The subscription right issued


                                                Bond with the right of subscription right, which referred as bond with stock warrants under Contracted and Revised
                                                Japanese Commercial law and etc Article 19-2. (Issued in
                                                September 27, 1999)
                                               ------------------------------------------------------------
     Number of the subscription right                                   --

     Type of shares for the purpose of
     subscription right                                            Common Shares

     Total number of shares for the
     purpose of subscription right                                 1,632 shares

     Issuance price for the purpose of
     subscription right                                            JPY1,033,520.30

4.   Information of Corporate Affiliation

     (1) Relationship with the parent company: The parent company, Hikari Tsushin, Inc. holds 81.5% (8,369 shares) of the total issued and outstanding shares of the Company. At end of September 2003, there are no major business transactions between the Company and Hikari Tsushin.

     (2) Information of important subsidiaries: There exists no matter applicable.

     (3) Information of important affiliate companies: There exists no matter applicable.

     (4)  Progress of corporate affiliation:

               The Company became a consolidated subsidiary of Hikari Tsushin because the new directors from Hikari Tsushin were elected at the Extraordinary General Meeting of Shareholders of the Company on June 20, 2001 (Hikari Tsushin group held 46.7% of the shares of the Company as at June 20, 2001) based on the proposal by Hikari Tsushin. By way of a tender offer bid, Hikari Tsushin's shareholding ratio increased to 67.0% on September 26, 2001 (the data as of September 30, 2001). As of September 30, 2003, Hikari Tsushin has 81.5% of the issued and outstanding shares of the Company.

               At September 26, 2003, the Board of Directors resolved to establish Cyber Joy, Inc. ("Cyber Joy") in October 1, 2003, to be a wholly-owned subsidiary of Crayfish.


     (5)  Results of corporate affiliation:

               There exists no matter applicable.

5.   Information of main lenders: There exists no matter applicable.

6.   Information of Employees


                                                 Increase or Decrease                          Average service
  Sex                             Number         from the Previous year       Average age           duration
  ----------------                ------         ----------------------       -----------           --------
  Male                              25                        -9                 28.2                 0.6
  Female                            12                        +3                 26.9                 0.8
  Total or Average                  37                        -6                 27.7                 0.6


     Note: In addition, there were 7 temporary employees (4 of whom were secondees).

7.   Directors and Auditors



  Position                                 Name                        Business in charge or Profession
  ---------------------------         -----------------                --------------------------------
  Representative Director and         Kazuhiko Muraki
  President

  Director                            Fumio Komatsubara                Chief Financial Officer

  Director                            Masaaki Shimamura

  Standing Corporate Auditor          Kazuhiko Yabe

  Corporate Auditor                   Jyunji Tsuge                     Manager of Five Any, Inc.

  Corporate Auditor                   Shunji Harane                    Japan Certified Public Accountant

  Corporate Auditor                   Koichi Kawai                     Licensed Tax Accountant



     Note: Of the corporate auditors, Messrs. Kazuhiko Yabe, Koichi Kawai, Jyunji Tsuge and Shunji Harane are outside auditors as stipulated in paragraph 1 of Article 18 of the Law for Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

                                  BALANCE SHEET

                           (As of September 30, 2003)

                                                                                                    (In thousands of yen)
      Item                                            Amount            Item                                       Amount
      ----                                            ------            ----                                       ------
 (ASSETS)                                                         (LIABILITIES)
 CURRENT ASSETS:                                    3,081,232     CURRENT LIABILITIES:                             991,436
 Cash and time deposit                              1,930,519     Account payable-trade (N1)                       135,062
 Accounts receivable - trade (N1)                     129,194     Account payable - other (N1)                      44,270
         Securities                                   200,795     Accrued expenses                                   8,864
 Product                                                2,365     Income taxes payable                               1,191
 Supplies                                                  18     Advance received                                   1,261
 Advance payments                                      25,580     Deposits received                                  1,143
 Prepaid expenses (N1)                                  4,557     Stock purchase warrant                             8,437
 Account receivable - other (N1)                       18,738     Allowance for accrued bonus                        9,119
 Official credit deposit (N2)                         782,081     Allowance for settlement of
                                                                    litigation                                     782,081
 Other current assets                                     645     Other current liabilities                              5
                                                                                                                   -------
 Allowance for doubtful accounts                       (9,264)             TOTAL LIABILITIES                       991,436
 FIXED ASSETS:                                         47,806                                                      =======
 TANGIBLE FIXED ASSETS:                                27,166     (STOCKHOLDERS' EQUITY)
 Buildings (N3)                                         2,447     COMMON STOCK (N5)                                566,685
 Tools, furniture and fixtures (N3)                    24,719     CAPITAL SURPLUS:                                 465,101
 INTANGIBLE FIXED ASSETS:                               8,348     Additional paid - in capital (N5)                465,101
 Software                                               7,148     EARNING SURPLUS                                1,105,815
 Telephone subscription right                           1,200        Retained earning                            1,105,815
 INVESTMENTS AND OTHERS:                               12,290
 Investment in securities                                   1
 Investment in subsidiary (N4)                         10,000
 Receivables under bankruptcy or under
   reorganization                                     260,820
 Guaranty deposits (N1)                                 2,289
 Allowance for doubtful accounts                     (260,820)       TOTAL STOCKHOLDERS' EQUITY                  2,137,602
                                                    --------                                                     ---------
    TOTAL ASSETS                                    3,129,038     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY:    3,129,038
                                                    =========                                                    =========

                                INCOME STATEMENT

                             (From: October 1, 2002
                             To: September 30,2003)



                                                                         (In thousands of yen)

             Item                                                            Amount
-------------------------------------                         --------------------------------
ORDINARY INCOME AND EXPENSES:
OPERATING INCOME AND EXPENSES:
OPERATING INCOME:
   Revenue (N1)                                                                      1,768,165

OPERATING EXPENSES:
   Cost of revenue (N1)                                                                649,628
   Selling, general and
   administrative expenses (N1)                                                        507,307
                                                                                     ---------
OPERATING PROFIT                                                                       611,237
                                                                                     ---------
NON-OPERATING INCOME AND EXPENSES:

NON-OPERATING INCOME:
   Interest income                                             340
   Foreign currency transaction gain                           235
   Finance guide cost (N1)                                  12,924
   Miscellaneous income (N1)                                 4,088                      17,588

NON-OPERATING EXPENSES:
   Litigation related expenses                              23,907
   Cost for special dividend
   in connection with capital reduction                      4,412
   Miscellaneous expenses                                    5,728                      34,048
                                                             -----                   ---------
ORDINARY PROFIT                                                                        594,778
                                                                                     ---------
SPECIAL INCOME AND LOSES
SPECIAL INCOME:
   Profit on disposal of fixed assets (N1)                  14,017
   Bad debt recovered                                       11,201
   Reversal of allowance for
   doubtful account                                          1,713                      26,932

SPECIAL LOSSES:
   Loss on sale of fixed assets (N1)                         4,417
   Losses on retirement of fixed assets                     47,811
   Head-office removal expense (N1)                         18,303
   Provision for settlement
   of litigation                                           782,081                     852,614
                                                           -------                   ---------
LOSS BEFORE INCOME TAXES                                                               230,903
Corporate, inhabitants and
enterprise taxes                                                                         1,210
                                                                                     ---------


NET LOSS                                                                               232,113
RETAINED EARNING AT BEGINNING OF PERIOD                                              1,337,929
                                                                                     ---------
RETAINED EARNINGS                                                                    1,105,815
                                                                                     ---------

(Notes)

(Significant Accounting Policies)


     1. From this fiscal year, financial statement is stated based on Japanese commercial law. (Ministry of Justice statute No.22 in March 22, 2002, latest revised at Ministry of Justice statute No.68 in September 22,
          2003)

     2. Basis and method of valuation of marketable securities and other investments

             Other securities

               With no market value:         Stated at cost as determined by the
                                             average method

               Subsidiary shareholdings:     Stated at cost as determined by the
                                             average method

     3.   Basis and method of inventory valuation

                Product:   Cost method based on average method
                Supplies:  The last cost method

     4.   Depreciation and amortization of fixed assets

          a)   Tangible fixed assets:

               The declining balance method

               The estimated useful life and residual value are based upon the same criteria stipulated in the corporate income tax law.

          b)   Intangible fixed assets:

               Software used for the Company's operation is depreciated by the straight-line method over the estimated useful life of 5 years.

     5.   Basis of allowance

          a)   Allowance for doubtful accounts

               The allowance for doubtful accounts is maintained at a level that is adequate to provide for the amount for losses calculated by applying a percentage based on the past experience to general accounts receivable, plus individually estimated uncollectible amount to doubtful accounts.

          b)   Accrued Bonus

               Accrued bonus is provided for the payment of employees' bonus based on estimated amounts of future payments attributed to the current period.

               (Additional Information)

               The bonus payment period has been amended in the current period. As a result, the allowance for bonus has increased by JPY 4,559 thousand. However, this is due to change in the payment and allowance period, and has no effect on earnings.

          c)   Allowance for settlement of litigation

               The company has recorded the amount it expects to pay for settlement of the class action suit related to the Company's US public listing on US Nasdaq.

               (Additional information)

               The plaintiffs in the above action had sought damages, costs and expenses of an unspecified amount. The settlement agreement with the Plaintiffs on June 6, 2003 permits the Company to reasonably estimate the cost to settle and bring to an end the litigation, and accordingly recorded a settlement allowance amount pursuant to the content of the settlement agreement for the current interim financial accounting period.

     6.   Accounting method of consumption taxes, etc.

          Consumption taxes, etc. are excluded from transaction amounts.

     7.   Accounting Standard for net income per share.

          Since the current period, the Company has adopted "Accounting Standard for Net Income per share" (Statement of Accounting Standard Board of Japan No.2, issued on Sept.25, 2002) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (The guidance for implementation of statement of Accounting Standard Board of Japan No.4, issued on Sept. 25, 2002).

NOTE OF BALANCE SHEET

N1. Short-term, and long-term receivable from the related parties are 91,181 thousand yen, and 1,789 thousand yen, respectively; short-term liabilities owed to the related parties is 31,820 thousand yen.

N2. JPY 782,081 thousand is on deposit in an escrow account pursuant to the settlement agreement re: the US class action related to the Company's public offering on the US NASDAQ.

N3.  Accumulated depreciation of tangible fixed assets is JPY 68,876 thousand.

N4. JPY 10,000 thousand is additional paid-in-capital of subsidiary, Cyber Joy Inc., established on October 1, 2003.

N5.  Special dividend in connection with capital reduction

Special dividend in connection with Capital reduction effective September 9, 2003 was resolved at the shareholders meeting of 31 July 2003, and the dividend has been paid September 30, 2003.

            Decrease in capital                     7,495,640 thousand yen
            Decrease in capital reserve             6,879,560 thousand yen
                                                    -----------------------
            Total amount of reduced capital         14,375,200 thousand yen

N6.  Any portion of an amount less than the unit stated is disregarded

NOTE OF STATEMENT OF INCOME

N1.  Transaction with related parties are as follows

Sales                                                   333,766 thousand yen
Purchases                                                52,932 thousand yen
Sales, General and Administration expense               143,836 thousand yen
Sales in assets                                           5,654 thousand yen
Purchase in assets                                        2,133 thousand yen
Other transaction amount not related to operation        16,549 thousand yen

N2.  Income per share information

     (1)  Income per share information

                                                                           8th Fiscal year
                                                                        From: October 1, 2002
                                                                        To: September 30,2003
                                                                        ---------------------
    Net loss per share - basid                                              22,612.17 yen
    Net loss per share - diluted                                               --
                                                                        ---------------------

     Note: Net income per share - diluted for 8th Fisical year is not stated because net loss is incurred.

     (2) Net income per share - basic for the current year is calculated using the following base.

                                                                           8th Fiscal year
                                                                        From: October 1, 2002
                   Items                                                To: September 30,2003
                   -----                                                ---------------------

     Current net loss (thousand yen)                                              230,903
     Amount not imputed to common
         shareholders (thousand yen)                                                   --
     Net earnings per common share for the current
         year (thousand yen)                                                           --
     Average number of shares                                                      10,265
     Information of diluted shares, which is not                 (unsecured bonds with subscription rights)
     included in calculation of net income per share
     - diluted for the current year due to no                    The 3rd unsecured bonds
     dilative effect.                                            (with stock warrants) Face amount: 1,687 million



N3.  Any portion of an amount less than the unit stated is disregarded.

                            APPROPRIATION OF EARNINGS


                                                                             (In yen)

                             Item                                       Amount
                             ----                                       ------

Retained earnings at the end of the fiscal year                         1,105,815,952

------------------------------------------------------------------------------------------------------------------------------------

                                                           Proposed as follows:

------------------------------------------------------------------------------------------------------------------------------------

Retained earnings carried forward to the next fiscal year               1,105,815,952


                          INDEPENDENT AUDITORS' REPORT

                                                               November 20, 2003

..
To the Board of Directors of
Crayfish Co., Ltd
                                     Sanyu & Co.
                                     Representative Partner     Jun Sugita
                                     Representative Partner     Yoshinori Kawano
                                     Partner                    George Kaito



Pursuant to Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations," we have audited the balance sheet, the statement of operation, the accounting matters to be stated in the business report, the proposal for appropriations of retained earnings and the accounting matters to be stated in the supporting schedules of Crayfish Co., Ltd. for the 8th fiscal term from October 1, 2002 to September 30, 2003. The accounting matters which we have audited in the business report and the supporting schedules are those derived from the accounting books and records of the Company. These financial statements and the supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supporting schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and supporting schedule presentation.

We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that:

(1) the balance sheet and the statement of operation present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.

(2) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

(3) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

(4) there is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

                           CORPORATE AUDITORS' REPORT

                                                               November 27, 2003

  To:    Mr. Kazuhiko Muraki
         Representative Director and President
         Crayfish Co., Ltd.
                                        The Board of Corporate Auditors of
                                          Crayfish, Co., Ltd.

                                         Kazuhiko Yabe
                                          Standing Corporate Auditor

                                         Koichi Kawai
                                          Corporate Auditor

                                         Jyunji Tsuge
                                          Corporate Auditor

                                         Shunji Harane
                                         Corporate Auditor



     This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 8th fiscal year from October 1, 2002 to September 30, 2003, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.   Scope of Audit

     Each Corporate Auditor, subject to the audit policy, scheme and allotment set up by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other officers reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and main offices. In addition, we received from the Independent Auditors reports on audit and examined the accounting statements and attached schedules.

     In addition to the method of audit mentioned above, with respect to transactions between Directors acting on their own behalf and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its shareholders and the Company or between the subsidiary and the Company and acquisition and disposition by the Company of the shares of the Company, we received reports from the Directors as necessary, and we examined the circumstances of such transactions in detail.

2.   Result of Audit

(1) We confirm that the method and the result of audit made by BDO Sanyu & Co., Independent Auditor is fair.

(2) We confirm that the business report is presented in conformity with the relevant laws and ordinances as well as the Articles of Incorporation of the Company, and presents fairly the position of the Company.

(3) We confirm that the appropriation of earning is acceptable in consideration of the status of the

     Company's assets and other circumstances and there is nothing to be pointed out.

(4) We confirm that the schedules related to the financial statements present fairly the matters to be stated and there is nothing to be pointed out.

(5) We confirm that there is nothing to be pointed out concerning illegal acts or facts which are in violation of the laws and ordinances or the Articles of Incorporation in the course of the performance of their duties (including duties concerning the subsidiaries) by the Directors. We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behalf and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its shareholders and the Company or between the subsidiary and the Company and acquisition and disposition by the Company of the shares of the Company.


     (Note) Of the auditors, Messrs. Kazuhiko Yabe (Standing Corporate Auditor), Mr. Koichi Kawai ( Corporate Auditor), Jyunji Tsuge (Corporate Auditor) and Shunji Harane (Corporate Auditor), are outside auditors as stipulated in paragraph 1 of Article 18 of the Law for Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.


                                                                         - End -

REFERENCE DOCUMENT CONCERNING SOLICITATION FOR EXERCISE OF VOTING RIGHT BY PROXY

1.   Person who solicits for exercise of voting right by proxy:

     Crayfish Co., Ltd.
     Kazuhiko Muraki
     Representative Director and President

2.   Total number of shares voting rights by shareholders:

     10,267

3.   Reference matters concerning items of business:

        First Item: Matter concerning Approval for Appropriation of Earnings for the 8th fiscal year (from October 1, 2002 to September 30,
                    2003).

          The substance of the Item is as described in the Attached Document (page 14).

          In 8th fiscal year, because the Company accounted net loss as a result of settlement of the U.S. class action, the Company will like to propose not to distribute it as dividend

        Second Item: Change in a part of Articles of Incorporation

        1. Reason for the change.

           (1) There was change in rule concerning the treatment of securities certificates pursuant to "Law concerning the revision in a part of Japanese Commercial Law." As result we stated the procedure for registration of lost securities certificates in Articles of Incorporation Article 7 and Article 8.

           (2) Settlement of the U.S. class actions and the elimination of some risks and uncertainties associated with the U.S. class action have enabled management to more clearly focus the Company's operations and to extend the term of its directors.

        2. The Change

           The change is made as below.

                                       (The part, which changed, is underlined.)

          Current Articles of Incorporation                             Proposal of Change
          ----------------------------------                            ------------------
(Share Handling Regulations)                            (Share Handling Regulations)

Article 7.    The denomination of share certificates    Article 7.    The denomination of share
           to be issued by the Company, registration                certificates to be issued by the
           of transfers of shares, acceptance of                    Company, registration of transfers of
           substantial shareholder's notice and any                 shares, acceptance of substantial
           other procedures and fees for shares shall               shareholder's notice, procedure for
           be governed by the Share Handling                        registration of lost securities
           Regulations established by the Board of                  certificates and any other procedures
           Directors.                                               and fees for shares shall be governed
                                                                    by the Share Handling Regulations
                                                                    established by the Board of Directors.


 (Transfer Agent)                                        (Transfer Agent)

Article 8.    The Company shall have a transfer agent   Article 8.    The Company shall have a transfer
          for its shares.                                           agent for its shares.

        2.    The transfer agent and its place                  2.    The transfer agent and its place
           of business shall                                        of business shall be designated
           be designated by resolution of the Board                 by resolution of the Board
           of Directors.                                            of Directors.

        3.    The shareholders' register of the                 3.    The shareholders' register of the
           Company (including substantial shareholders'             Company (including substantial
           register; the same shall apply hereinafter)              shareholders' register; the same shall
           shall be kept at the place of business of                apply hereinafter), and the list of
           the transfer agent,                                      registration of lost securities certificate


           and any clerical matters for shares,                     shall be kept at the place of
           acceptance of substantial shareholder's                  business of the transfer agent, and any
           notice, registration of pledges, recordation             clerical matters for shares, acceptance
           of trust assets, delivery of share                       of substantial shareholder's notice,
           certificates and acceptance of notifications             registration of pledges, recordation of
           and requests for purchase of fractional                  trust assets, delivery of share
           shares, shall be handled by the transfer                 certificates and acceptance of
           agent and not directly by the Company.                   notifications and requests for purchase
                                                                    of fractional shares, shall be handled by
                                                                    the transfer agent and not directly by
                                                                    the Company.

(Term of Office)                                         (Term of Office)
Article 17.  The term of office of Directors shall       Article 17. The term of office of Directors
          expire at the close of the ordinary                       shall expire at the close of the ordinary
          general meeting of shareholders first held                general meeting of shareholders held in end
          after five (5) months from their assumption of            of fiscal year, which shall  be less than
          office.                                                   a year from their  assumption of office.


                                                                  2. The term of office of a Director elected
                                                                     to fill a vacancy or to increase the
                                                                     number of Directors shall terminate when
                                                                     term of current Director is terminated

        Third Item: Matter concerning Election of Four (4) Directors.

        At close of this ordinary shareholders' meeting, Fumio Komatsubara will resign, and to align the terms of current directors with those of newly appointed directors, Messrs. Muraki and Shimamura will also resign. To strengthen the management team, the Company proposes to increase by one the number of directors, with four (4) directors to be elected.


                    Class and
                    number of
                   shares of
  Name (Birth      the Company                                                             Interests with the
     Date)            owned                           Brief history                              Company
  -----------      -----------                        -------------                        ------------------

    Kazuhiko                     September 1996 - joined Hikari Tsushin, Inc.
                                 May 2002 - became Representative Director and
                                               President of GIAO Co., Ltd. (to present)
     Muraki           None       June 2002- became Representative Director and                    None
    (January                                   President of Crayfish Co., Ltd. (to
   15, 1977)                                   present)
                                 June 2003 - became Director of Hikari Tsushin, Inc.
                                            (to present)

Kazuhiro Tamura       None       April 1999 - joined Hikari Tsushin, Inc.                         None
                                 June 2003- joined Crayfish Co., Ltd. and became
(July 31, 1968)                             Vice president of Administration
                                            headquarters. (to present)

    Masaaki                      November 1999 - joined Hikari Tsushin, Inc
   Shimamura                     December 1999 - joined CalltoWeb, Inc.
  (January 5,         None       June 2002-became Director of Crayfish Co., Ltd. (to              None
     1969)                                     present)

Yoshitaka Enoki                  March 1999 - joined Hikari tsushin, Inc
 (November 18,        None       October 2003 - became Representative Director of Cyber           None
     1978)                                     Joy, Inc.




        Fourth Item: Matter concerning Election of Four (4) Corporate Auditors


        Since the terms of office of all of the three Corporate Auditors will be fulfilled at the close of this general meeting of shareholders, it is proposed that four Corporate Auditors be elected.

        The candidates for the Corporate Auditors are as follows. Also Board of Corporate Auditors has approved this proposal.

                    Class and
                    number of
  Name (Birth       shares of
     Date)         the Company                        Brief history                        Interests with the
                      owned                                                                     Company
  ------------     -----------                        -------------                        -------------------

 Tatsuo Shigeta       None       April 1988 - Registered as Attorney in Law                       None
                                 April 1988 - Masunaga Nagashima Hashimoto Law Offices
  (October 9,                    June 2000 - joined Hikari Tsushin, Inc.
     1962)                       September 2003 - opened Hikari Law Offices (to present)

    Masataka          None       October 1995- joined Hikari Tsushin, Inc.                        None
                                 December 2000- became general manager of Budget
    Watanabe                                   Department (to present)
 (November 20,                   December 2001- became general manage or Accounting
     1968)                                     Department (to present)

 Yuichiro Mori                   October 1997 - joined Hikari Tsushin, Inc
  (October 5,         None       September 2000 - became manager of Law Department (to            None
     1969)                                     present)

                                 March 1996 - joined Hikari Tsushin, Inc
   Tatsumasa                     October 2003 - became head of Customer Service Center
    Komatsu           None       November 2003 - became general manager of Vice-General           None
(July 22, 1964)                                Manager of CS Department


       Of the Candidate, Messrs. Tatsuo Shigeta, Masataka Watanabe, Yuichiro Mori and Tatumasa, are outside auditors as stipulated in paragraph 1 of Article 18 of the Law for Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.


Fifth Item:  Matter concerning revision of board members' compensation

       Total amount of board members' compensation is shall be JPY 55 million as approved in extraordinary shareholders' meeting held in December 20, 2001. However, because of change operating condition and increase in member of director to strength management team, it proposes to set total amount of board members' compensation to be JPY 80 million.

       However, board members' compensation does not include the Director's salary for other post, if Director has additional post. Currently, there are three (3) Directors, however, if Item 3 is approved, there will be four (4) Directors.